UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ANIXA BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03528H109

(CUSIP Number)

Michael Catelani

c/o Anixa Biosciences, Inc.

3150 Almaden Expressway, Suite 250

San Jose, CA 95118

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person Michael Catelani
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,764,891(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,764,891(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,764,891(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.25%(2)
14	Type of Reporting Person (See Instructions) IN

(1) Includes options to purchase 1,735,930 shares of the Issuer’s Common Stock exercisable within 60 days of April 30, 2024.

(2) Based on a total of 31,899,800 shares of the Issuer’s Common Stock outstanding as of March 12, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on March 12, 2024.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of Anixa Biosciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3150 Almaden Expressway, Suite 250, San Jose, CA 95118.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Michael Catelani (the “Reporting Person”).

(b) The principal business address of the Reporting Person is Anixa Biosciences, Inc., 3150 Almaden Expressway, Suite 250, San Jose, CA 95118.

(c) The Reporting Person’s principal occupation is President, Chief Operating Officer and Chief Financial Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 30, 2024, the Reporting Person purchased 1,189 shares of the Issuer’s Common Stock from his personal funds, at a price of $2.52 per share, pursuant to the Issuer’s Employee Stock Purchase Plan.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Common Stock for investment purposes. While the Reporting Person does not have any current plans or proposals that would result in any of the items described in (a) through (j) below, the Reporting Person is filing this Schedule 13D because he is the President, Chief Operating Officer and Chief Financial Officer of the Issuer.

Other than as may be disclosed on a Schedule 13D in the future, the Reporting Person does not currently have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As of April 30, 2024, the Reporting Person is the beneficial owner of an aggregate of 1,764,891 shares of Common Stock of the Issuer consisting of (i) 28,961 shares of Common Stock and (ii) options to purchase 1,735,930 shares of the Issuer’s Common Stock exercisable within 60 days of April 30, 2024, representing approximately 5.25% of the outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has:

(i) sole power to vote or direct the vote of 1,764,891 shares of Common Stock;

(ii) shared power to vote or direct the vote of 0 shares of Common Stock;

(iii) sole power to dispose or direct the disposition of 1,764,891 shares of Common Stock; and

(iv) shared power to dispose or direct the disposition of 0 shares of Common Stock.

The applicable information required by Item 2 for the Reporting Person is provided in Item 2 above.

(c) On April 30, 2024, pursuant to the Issuer’s Employee Stock Purchase Plan, the Reporting Person purchased 1,189 shares of the Issuer’s Common Stock at a price of $2.52 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2024

/s/ Michael Catelani
Michael Catelani